UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒   Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the year ended December 31, 2002

Zebra Technologies Corporation Profit Sharing and Savings Plan

(Full title of the Plan)

Zebra Technologies Corporation

(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL 60061
(Address of principal executive offices) (Zip Code)

(847) 634-6700
(Registrant’s telephone number, including area code)

Independent Auditors’ Report

The Plan’s Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III – schedule of nonexempt transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 25, 2003

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Assets:
Investments, at fair value	$40,627,601	$41,273,937

Receivables
Employer contributions	1,202,076	1,107,594
Participant contributions	54,430	57,606
Total receivables	1,256,506	1,165,200

Cash and cash equivalents	2	201
Net assets available for benefits	$41,884,109	$42,439,338

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	December 31, 2002	December 31, 2001

Additions:
Additions to net assets attributed to:
Contributions:
Participant	$4,493,411	$4,766,212
Employer matching	1,462,130	1,291,996
Employer profit sharing	1,183,914	1,090,593
	7,139,455	7,148,801

Earnings (losses):
Interest income	103,134	28,759
Dividend income	708,409	757,511
Net depreciation in fair value of investments	(6,410,619)	(1,179,815)
	(5,599,076)	(393,545)
Other:
Transfer from other plans	754,002	3,966,707

Total additions	2,294,381	10,721,963

Deductions:
Deductions from net assets attributed to:
Benefit payments	2,849,610	3,045,574

Net increase (decrease)	(555,229)	7,676,389

Net assets available for benefits:
Beginning of year	42,439,338	34,762,949
End of year	$41,884,109	$42,439,338

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 1, 2001, the Company changed the plan trustee and record keeper from Wilmington Trust and AMG, respectively, to T. Rowe Price.

During 2000, the Company purchased Comtec Information Systems, Inc. (Comtec). Effective April 1, 2001, the plan assets of Comtec’s profit sharing plan were merged into the Plan.

Contributions

Each year, participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. In addition to the Company match of 50% of the participants first 6% of eligible compensation. The Plan permits discretionary profit sharing contributions by the Company, which were made by the Company in both 2002 and 2001 as reported in the statements of changes in net assets available for benefits. Employer profit sharing contributions are allocated to participants based upon participant’s earnings.

The Plan currently offers 14 mutual funds and Zebra Technologies Corporation common stock as investment options for participants. During 2002, the Plan was amended to permit eligible employees to make additional elective deferrals to the Plan known as “catch-up” contributions, as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001. Such contributions are excluded from the Company’s matching contribution.

Number of Participants

As of December 31, 2002, a total of 1,767 employees participated in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary profit sharing contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions, and earnings thereon, vest immediately. Employer matching and discretionary profit sharing contributions, and earnings thereon, vest ratably over five years, as follows:

Percent vested

Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Payment of Benefits

Benefits are recorded when paid. Payments of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

Loans to Participants

Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000. Participant loans are repaid through payroll deductions and bear interest at rates ranging from 4.25% to 9.00%.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts in changes in net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)                                 Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 11, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from tax under Section 501(a) of the IRC.

The Plan has been amended and restated since receiving the determination letter. The Plan’s trustee and administrator, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)                                 Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. The Company pays such expenses to the extent administrative expenses exceed forfeitures. The Company paid expenses in the amount of $5,000 and $0 for the years ended December 31, 2002 and 2001, respectively. The Company does not intend to obtain reimbursements from the Plan for these payments.

(5)                                 Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001, respectively.

	2002	2001

Pimco Total Return	$5,763,850	$4,250,162
Equity Index Trust	2,706,418	2,887,309
Personal Strategy – Balanced	2,134,250	1,939,101
TWC Galileo Select Equities	4,054,084	5,729,123
Prime Reserve Fund	6,655,807	5,769,485
Royce Opportunity Fund	2,688,641	2,360,105
Dividend Growth Fund	8,496,345	10,538,945
Zebra Stock Fund	2,316,408	—

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001

Mutual funds	$(6,504,171)	(1,473,162)
Common stock of Zebra Technologies Corporation	93,552	293,347

	$(6,410,619)	(1,179,815)

(6)                                 Transactions with Related Parties

The Zebra Stock Fund at December 31, 2002 and 2001 included 40,426 shares and 35,717 shares, respectively, of common stock of the Company with fair values of $2,316,408 and $1,982,649, respectively.

(7)                                 Nonexempt Transactions

It was noted that there were unintentional delays by the Company in submitting employee deferrals during the period 1998 through 2000. In 2002, the Company reimbursed the Plan for lost interest in the amount of $8,000.

Schedule 1

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

	Units/number of shares	Fair value
Description
Fidelity Magellan Fund	10,642	$840,265
Pimco Total Return Admin	540,192	5,763,850
Tradelink Investments	60,228	60,228
Equity Index Trust	112,674	2,706,418
Personal Strategy-Income	25,872	310,469
Personal Strategy-Balanced	157,277	2,134,250
Personal Strategy-Growth	57,642	872,125
TWC Galileo Select Equities	355,621	4,054,084
RS Diversified Growth Fund	37,836	535,751
International Stock Fund	167,555	1,487,888
International Discovery	8,210	131,852
Prime Reserve Fund	6,655,807	6,655,807
Royce Opportunity Fund	366,800	2,688,641
Dividend Growth Fund	506,942	8,496,345
* Zebra Stock Fund	40,426	2,316,408
* Participant loans, interest ranging from 4.25% – 9.00%, maturing January 2003 through July 2017	—	1,573,220

Total assets (held at end of year)		$40,627,601

* Denotes party-in-interest.

See accompanying independent auditors’ report.

Schedule 2

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE G, PART III – SCHEDULE OF NONEXEMPT TRANSACTIONS

Year ended December 31, 2002

Identity of Party Involved	Description of Transaction	Cost of Asset
Zebra Technologies Corporation (Plan sponsor)	Late deposit of employee deferrals	$8,000

It was noted that there were unintentional delays by the Company in submitting employee deferrals during the period 1998 through 2000. In 2002, the Company reimbursed the Plan for lost interest in the amount of $8,000.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation Profit Sharing and Savings Plan

June 30, 2003	By:	/s/ Edward Kaplan
Edward Kaplan
Plan Trustee